UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 11, 2011	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

May 11, 2011

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	IFRS Unaudited	IFRS Unaudited	Canadian GAAP Unaudited	Canadian GAAP Unaudited
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
	$	$	$	$

Revenue	192,620	180,063	187,057	180,278
Cost of sales	168,813	158,855	167,492	158,906

Gross profit	23,807	21,207	19,565	21,372

Selling, general and administrative expenses	18,406	18,836	17,375	18,080
Research expenses	1,373	1,347	1,485	1,929

	19,779	20,182	18,860	20,009

Operating profit (loss) before manufacturing facility closures, restructuring, and other charges	4,028	1,025	705	1,363
Manufacturing facility closures, restructuring, and other charges	3	3,534

Operating profit (loss)	4,025	(2,509)	705	1,363
Finance costs
Interest	3,791	3,957	4,062	3,777
Other	2	(93)	461	392

	3,793	3,864	4,523	4,169
Earnings (loss) before income taxes (recovery)	232	(6,373)	(3,818)	(2,806)

Income taxes (recovery)
Current	82	(543)	447	(16)
Deferred	191	32,706	342	(124)

	273	32,163	789	(140)

Net loss	(41)	(38,536)	(4,607)	(2,666)

Loss per share
Basic	(0.00)	(0.65)	(0.08)	(0.05)
Diluted	(0.00)	(0.65)	(0.08)	(0.05)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,951,050	58,951,050
Diluted	58,961,050	58,961,050	58,951,050	58,951,050

	IFRS Unaudited	Canadian GAAP Unaudited	Canadian GAAP Unaudited	Canadian GAAP Unaudited
	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
	$	$	$	$

Revenue	173,120	160,794	163,688	151,912
Cost of sales	152,566	140,617	137,295	130,379

Gross profit	20,554	20,177	26,393	21,533

Selling, general and administrative expenses	18,895	20,317	18,011	16,855
Research expenses	1,492	1,488	1,449	1,295

	20,387	21,805	19,460	18,150

Operating profit (loss) before manufacturing facility closures, restructuring, and other charges	167	(1,628)	6,933	3,383
Manufacturing facility closures, restructuring, and other charges		1,091

Operating profit (loss)	167	(2,719)	6,933	3,383
Finance costs
Interest	3,889	3,783	4,050	3,970
Other	122	(653)	(525)	536

	4,011	3,130	3,525	4,506

Earnings (loss) before income taxes (recovery)	(3,844)	(5,849)	3,408	(1,123)

Income taxes (recovery)
Current	102	182	155	385
Deferred	807	2,511	1,253	(313)

	909	2,693	1,408	72

Net earnings (loss)	(4,753)	(8,542)	2,000	(1,195)

Earnings (loss) per share
Basic	(0.08)	(0.14)	0.03	(0.02)
Diluted	(0.08)	(0.14)	0.03	(0.02)
Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,951,050	58,981,300	58,951,050

2

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2011 and 2010. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is expressed in US dollars.

Overview

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported revenue for the first quarter of 2011 of $192.6 million, an increase of 11.3%, compared to $173.1 million for the first quarter of 2010 and an increase of 7.0% sequentially compared to $180.1 million for the fourth quarter of 2010. Gross profit totaled $23.8 million for the first quarter of 2011 as compared to $20.6 million and $21.2 million, respectively, for the first quarter of 2010 and fourth quarter of 2010. Sales and sales volumes were higher compared to both the fourth quarter of 2010 and first quarter of 2010.

The net loss for the first quarter of 2011 was less than $0.1 million ($0.00 per share, both basic and diluted) as compared to a net loss of $4.8 million ($0.08 per share, both basic and diluted) for the first quarter of 2010 and a net loss of $38.5 million ($0.65 per share, both basic and diluted) for the fourth quarter of 2010.

As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011. Accordingly, this is the first quarter where the Company’s unaudited interim consolidated financial statements are being presented in accordance with IFRS. As required by the applicable standards, financial information for 2010, with the exception of the 2010 second and third quarter earnings statements, and as of the transition date of January 1, 2010 has been restated to comply with IFRS. Information prior to the transition date as well as the second and third quarter earnings statements of 2010 have not been restated and therefore, are presented and labeled in accordance with Canadian generally accepted accounting principles (“GAAP”). Notes 12 and 13 to the unaudited interim consolidated financial statements both provide a reconciliation of the Company’s earnings statements for the three months ended March 31, 2010 and for the year ended December 31, 2010, as well as a detailed description of the Company’s conversion to IFRS, and a reconciliation of its financial statements previously prepared in accordance with GAAP.

The most significant impacts of the conversion to IFRS on the Company’s current and future key financial metrics are as follows:

•	Lower pension costs resulting from the recognition of actuarial losses at the transition favourably impacting:

•	Earnings

•	EBITDA

•	Adjusted EBITDA

•	Fixed charge ratio

•	Lower depreciation and amortization costs resulting from additional impairments taken at the transition favourably impacting:

•	Earnings

In all cases, the impact on current and future key financial metrics is immaterial.

Liquidity

The Company has a $200.0 million Asset-based loan (“ABL”), entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment. The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million. As of March 31, 2011, the Company had secured real estate mortgage financing of $4.5 million, leaving the Company the ability to obtain an additional $30.5 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures. The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

3

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was in compliance with the fixed charge coverage ratio covenant as of March 31, 2011. The Company believes it will remain above the $25.0 million threshold of unused availability during the remainder of 2011.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements, anticipated obligations under its ABL and Senior Subordinated Notes, and to finance capital expenditures for the foreseeable future. As of March 31, 2011, the Company had cash and unused availability under its ABL totalling $48.8 million. As of May 9, 2011, the Company had cash and unused availability under its ABL exceeding $46 million. These amounts include a reduction of $1.0 million, the amount of the appellate bond posted by the Company pertaining to the litigation matters discussed below.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against ITI alleging that ITI had breached its obligations under a supply agreement with the Company providing that the Company would manufacture and supply certain products to ITI, and ITI would purchase such products exclusively from the Company. The Company alleged that ITI breached this agreement by licensing a third party to manufacture and sell the products.

ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements and that the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud. The Court granted a summary judgement in favour of the Company and on its own motion determined that the licensing by ITI of its technology to another manufacturer did not violate the supply agreement. The Court also ordered that the position of the parties be reversed, with the Company being positioned as the defendant. A jury trial was held on the remaining issues. The jury concluded that the Company had breached certain obligations under the supply agreement and the confidentiality agreements, and awarded ITI approximately $13.2 million.

As a result of the Company’s post-trial motions, the Court granted Intertape’s motion for remittitur. In its order, the Court offered ITI the choice between accepting a remitted judgment amount of $3.4 million or electing a new trial on damages. ITI elected a new trial and the jury returned a verdict against the Company in the amount of $0.7 million.

The execution of the judgment has been stayed during the appeal process. The Company was required to post an appellate bond of $13.2 million related to the original judgment which was adjusted by the Court based upon the outcome of the new trial to $1.0 million, which includes $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest.

On April 13, 2011 the Court entered a Judgment against Intertape in the amount of approximately $1.0 million. The Company’s management has concluded that although it is possible that it will incur a loss as a result of the ITI litigation, as of March 31, 2011, the amount of the contingent loss cannot be reasonably estimated. In reaching this conclusion, the Company’s management considered, among others, the nature and merits of the claims made by parties in the litigation, the appellate process, and the current procedural status of the case. Accordingly, the Company did not record an accrual in connection with this contingent loss.

Outlook

The Company anticipates sequentially higher revenue and higher Adjusted EBITDA in the second quarter of 2011 compared to the first quarter of 2011. EBITDA is projected to be favourably impacted by higher selling prices which are expected to partially recover raw material cost increases.

Results of Operations

Revenue

The Company’s revenue for the first quarter of 2011 were $192.6 million, an 11.3% increase compared to $173.1 million for the first quarter of 2010 and sequentially a 7.0% increase compared to $180.1 million for the fourth quarter of 2010. Sales volume increased approximately 3% compared to the first quarter of 2010 and approximately 6% compared to the fourth quarter of 2010. The sales volume increase over the first quarter of 2010 was due to higher demand for most tape product lines. Selling prices for the first quarter of 2011 increased approximately 8% compared to the first quarter of 2010 and increased approximately 2% compared to the fourth quarter of 2010 primarily due to market responses to rising raw material costs.

4

Gross Profit and Gross Margin

Gross profit totalled $23.8 million in the first quarter of 2011, an increase of 15.8% from the first quarter of 2010 and an increase of 12.3% from the fourth quarter of 2010. Gross margin was 12.4% in the first quarter of 2011, 11.9% in the first quarter of 2010, and 11.8% in the fourth quarter of 2010. As compared to the first quarter of 2010, gross profit in the first quarter of 2011 was higher due to an increase in sales volume, partially offset by raw material costs increasing more than selling prices. As compared to the fourth quarter of 2010, gross profit in the first quarter of 2011 was higher due to an increase in sales volume and the non-recurrence of an impairment charge related to the lumber film automatic wrapping machines and other related assets which adversely affected the fourth quarter of 2010.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) totalled $18.4 million, $18.9 million, and $18.8 million, for the first quarter of 2011, first quarter of 2010, and fourth quarter of 2010, respectively. The decrease from the first quarter of 2010 to the first quarter of 2011 was mainly the result of lower professional service fees and bad debt expense, partially offset by higher selling expenses related to higher revenue. As a percentage of revenue, SG&A expenses were 9.6%, 10.9%, and 10.5% for the first quarter of 2011, first quarter of 2010, and fourth quarter of 2010, respectively. Sequentially, the decrease in both SG&A expenses and percentage of revenue in the first quarter of 2011 compared to the fourth quarter of 2010 was primarily due to lower merchandising expenses in the consumer channel.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company. These costs totalled $0.5 million, $0.3 million, and $0.3 million for the first quarter of 2011, first quarter of 2010, and fourth quarter of 2010, respectively.

Stock-based compensation expense is now included in SG&A in accordance with IFRS. Stock-based compensation expense for the first quarter of 2011 was $0.1 million compared to $0.1 million in the first quarter of 2010 and $0.2 million in the fourth quarter of 2010.

Finance Costs

Finance costs for the first quarter of 2011 totaled $3.8 million, a $0.2 million or 5.4% decrease from the first quarter of 2010. When compared to finance costs in the fourth quarter of 2010 of $3.9 million, finance costs for the first quarter of 2011 were lower by $0.1 million due to lower average borrowings under the ABL and lower average balance for the letters of credit issued in connection with the ITI litigation.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) finance costs, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) unprecedented gross margin compression; and (v) write-down on classification as assets held-for-sale. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

5

ADJUSTED EBITDA RECONCILIATION TO NET LOSS

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$
Net Loss	(0.0)	(38.5)	(4.8)
Add back:

Finance costs, net of amortization (including foreign exchange gain (loss))	3.8	3.9	4.0
Income taxes	0.3	32.2	0.9

Depreciation and amortization	7.8	8.2	8.4
EBITDA	11.8	5.7	8.6
Manufacturing facility closures, restructuring and other charges		3.5
Impairment of long-lived assets and other assets		2.9
Write-down of assets held-for-sale		0.1
Adjusted EBITDA	11.8	12.2	8.6

Adjusted EBITDA was $11.8 million for the first quarter of 2011, $8.6 million for the first quarter of 2010, and $12.2 million for the fourth quarter of 2010. The higher Adjusted EBITDA in the first quarter of 2011 as compared to the first quarter of 2010 is a result of higher gross profit and lower SG&A expenses. Adjusted EBITDA for the first quarter of 2011 was lower sequentially from the fourth quarter of 2010 primarily due to raw material costs rising faster than selling prices.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. The Company estimates its annual effective income tax rate and utilizes that rate in its unaudited interim consolidated financial statements. The effective tax rate for the three months ended March 31, 2011 was approximately 117.7% compared to approximately a negative 23.7% for the three months ended March 31, 2010. The effective tax rate for the three months ended March 31, 2011 is based on pre-tax income of $0.2 million and total income tax expense of $0.3 million, $0.2 million of which is related to a revision of the valuation of a tax asset within the Company’s Portuguese tax entity.

While there were increases to deferred tax assets as a result of the accounting adjustments made to transition to IFRS, the most significant change to the Company’s accounting for income taxes upon transitioning to IFRS was the reclassification of $6.3 million of investment tax credits from “Other Assets” to “Deferred Tax Assets” on its opening balance sheet as of January 1, 2010.

Net Loss

Net loss for the first quarter of 2011 was less than $0.1 million compared to a net loss of $4.8 million in the first quarter of 2010, and a net loss of $38.5 million in the fourth quarter of 2010.

6

Results of Operations by Division

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company now operates as a single operating segment and is no longer required to present operating results at a divisional level. However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.

Results of Operations – Tapes and Films Division

Revenue for the Tapes and Films (“T&F”) Division in the first quarter of 2011 was $162.4 million, an increase of 11.7% compared to $145.3 million for the first quarter of 2010 and an increase of 8.6% compared to $149.5 million in the fourth quarter of 2010. Sales volume increased in the first quarter of 2011 by approximately 4% as compared to the first quarter of 2010 and increased approximately 7% sequentially over the fourth quarter of 2010. Revenue across most product lines contributed to both the year-over-year and sequential increases.

Selling prices increased approximately 8% in the first quarter of 2011 compared to the first quarter of 2010 and increased approximately 2% in comparison to the fourth quarter of 2010.

Gross profit for the first quarter of 2011 totalled $21.1 million at a gross margin of 13.0% compared to $19.3 million at a gross margin of 13.3% for the first quarter of 2010. The increase in gross profit was due to increased volume and average selling prices. The decrease in gross margin was due to higher resin-based, adhesive and paper raw material costs. On a sequential basis, gross profit increased by $0.2 million from $20.9 million reported for the fourth quarter of 2010 primarily due to increased sales volume and gross margin declined from 14.0% in the fourth quarter of 2010 primarily due to raw material costs, particularly polypropylene and natural rubber.

T&F DIVISION RESULTS AND

ADJUSTED EBITDA RECONCILIATION

TO EARNINGS BEFORE INCOME

TAXES

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$
Revenue	162.4	149.5	145.3
Cost of Sales	141.2	128.6	126.0
Gross profit	21.1	20.9	19.3
Divisional earnings before income taxes	4.9	4.8	2.8
Depreciation, amortization and foreign exchange gains (losses)	6.3	7.1	7.3
EBITDA	11.3	11.9	10.1
Adjusted EBITDA	11.3	11.9	10.1

Adjusted EBITDA for the first quarter of 2011, first quarter of 2010, and fourth quarter of 2010 was $11.3 million, $10.1 million and $11.9 million, respectively. The increase in Adjusted EBITDA in the first quarter of 2011 compared to the first quarter of 2010 was primarily due to the increase in sales volume and selling prices.

7

Results of Operations – Engineered Coated Products Division

Revenue in the Engineered Coated Products (“ECP”) Division in the first quarter of 2011 was $30.3 million, an increase of 8.9% compared to $27.8 million for the first quarter of 2010 and a decrease of 1.2% compared to revenue of $30.6 million in the fourth quarter of 2010. Sales volume decreased in the first quarter of 2011 by approximately 2% compared to the first quarter of 2010 and increased approximately 1% sequentially over the fourth quarter of 2010.

Selling prices increased approximately 11% in the first quarter of 2011 compared to the first quarter of 2010. Selling prices decreased approximately 1% as compared to the fourth quarter of 2010 due to a shift in the mix of products sold.

Gross profit for the first quarter of 2011 totalled $2.7 million, representing a gross margin of 8.9%, compared to $1.3 million and a gross margin of 4.5% for the first quarter of 2010. The increase in gross profit and gross margin was primarily due to the non-recurrence of an impairment charge related to the lumber film automatic wrapping machines and other related assets and the increase in selling prices.

ECP DIVISION RESULTS AND ADJUSTED

EBITDA RECONCILIATION TO LOSS BEFORE

INCOME TAXES

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$
Revenue	30.3	30.6	27.8
Cost of Sales	27.6	30.3	26.5
Gross Profit	2.7	0.3	1.3
Divisional loss before income taxes	(0.5)	(8.3)	(2.7)
Depreciation, amortization, and foreign exchange gains(losses)	1.7	2.7	1.6
EBITDA	1.2	(5.6)	(1.1)
Manufacturing facility closures, restructuring and other charges		3.5
Impairment of long-lived assets and other assets		2.9
Adjusted EBITDA	1.2	0.8	(1.1)

Adjusted EBITDA for the first quarter of 2011, first quarter of 2010, and fourth quarter of 2010 was $1.2 million, negative $1.1 million and $0.8 million, respectively. The increase in Adjusted EBITDA in the first quarter of 2011 compared to the first quarter of 2010 was primarily due to increased selling prices.

Results of Operations – Corporate

The Company does not allocate the cost of manufacturing facility closures, restructuring, strategic alternatives or other charges to its two divisions. These expenses are retained at the corporate level as are stock-based compensation expense, finance costs, and the cost of being a public company. The unallocated corporate expenses for the first quarter of 2011, the first quarter of 2010, and fourth quarter of 2010 totalled $4.2 million, $4.0 million, and $2.9 million, respectively.

8

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There have been no material changes with respect to related party transactions since December 31, 2010. Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis as of and for the year ended December 31, 2010 and to Note 4 to the unaudited interim consolidated financial statements as of and for the three months ended March 31, 2011.

Balance Sheet

One of the metrics the Company uses to measure inventory performance is Days Inventory. One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s increased by 2 days from the first quarter of 2010 to the first quarter of 2011 and increased by 1 day sequentially in the first quarter of 2011 as compared to the fourth quarter of 2010. The increase in DSO’s from both periods was primarily due to an increase in the mix of sales through the consumer channel. Days Inventory remained the same from the fourth quarter of 2010 compared to the first quarter of 2011. Days Inventory increased by 4 days in the first quarter of 2011 compared to the first quarter of 2010. The increase was primarily due to an increase in the amount of advance purchases of raw materials made in anticipation of cost increases. The calculations are shown in the following tables:

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$
Cost of Goods Sold	$168.8	$158.9	$152.6
Days in Quarter	90	92	90
Cost of Goods Sold Per Day	$1.88	$1.73	$1.70
Average Inventories	$99.5	$91.9	$83.5
Days Inventory	53	53	49

Days Inventory is calculated as follows:

Cost of Goods Sold ÷ Days in Quarter = Cost of Goods Sold Per Day

(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory

Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	$	$	$
Revenue	$192.6	$180.1	$173.1
Days in Quarter	90	92	90
Revenue Per Day	$2.14	$1.96	$1.92
Trade Receivables	$96.6	$86.5	$82.9
DSO’s	45	44	43

DSO’s is calculated as follows:

Revenue ÷ Days in Quarter = Revenue Per Day

Ending Trade Receivables ÷ Revenue Per Day = DSO’s

Accounts payable and accrued liabilities increased $0.2 million in the first quarter of 2011 to $82.5 million from $82.3 million as of December 31, 2010. Inventories increased in the first quarter of 2011 to $106.3 million from $92.6 million as of December 31, 2010, and trade receivables increased in the first quarter of 2011 to $96.6 million from $86.5 million as of December 31, 2010 as noted above.

9

Cash Flow

Cash flows from operations before changes in working capital items increased in the first quarter of 2011 by $3.3 million to $11.2 million from $7.9 million in the first quarter of 2010. The increase was primarily due to the decrease in net loss.

Cash flows from operating activities decreased in the first quarter of 2011 by $14.5 million to negative $10.1 million from positive $4.4 million in the first quarter of 2010. In the first quarter of 2011, changes in working capital items resulted in a net use of funds of $21.3 million. In the first quarter of 2010, changes in working capital items resulted in a net use of funds of $3.6 million. The increase of $17.8 million from the first quarter of 2010 to the first quarter of 2011 is primarily due to the higher cost of raw material, the revenue increase from the first quarter of 2010 to the first quarter of 2011, and the expectation of higher revenue in the second quarter of 2011.

Cash flows from investing activities were positive $2.7 million in the first quarter of 2011 and negative $1.7 million in the first quarter of 2010. The increased cash from investing activities in the first quarter of 2011 as compared to the first quarter of 2010 is due primarily to the reduction in restricted cash relating to the appellate bond.

The Company increased total indebtedness during the three months ended March 31, 2011 by $12.8 million. The Company increased total indebtedness during the three months ended March 31, 2010 by $8.7 million. The increase in the first quarter of 2011 and the increase in the first quarter of 2010 were due to the use of funds for changes in working capital as described above.

Long-Term Debt

As discussed under the section “Liquidity”, the Company has a $200 million ABL entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment. As of March 31, 2011, the Company had borrowed $103.8 million under its ABL, including $2.6 million in letters of credit. As of March 31, 2010, $97.1 million had been borrowed including $2.6 million in letters of credit. When combined with cash on-hand and cash equivalents, the Company had total cash and credit availability of $48.8 million as of March 31, 2011 and $51.3 million as of March 31, 2010. The decrease in total cash and credit availability of $2.5 million between March 31, 2010 and March 31, 2011 was primarily due to working capital requirements.

Contractual Obligations

As of March 31, 2011, there were no material changes in the contractual obligations set forth in the Company’s 2010 annual consolidated financial statements that were outside the ordinary course of the Company’s business.

Capital Stock

As of March 31, 2011 there were 58,961,050 common shares of the Company outstanding.

During the first quarter of 2011, no stock options were granted, no stock options were exercised and no stock was repurchased by the Company.

Financial Risk Management

There have been no material changes with respect to the Company’s financial risks and management thereof during the three months ended March 31, 2011. Please refer to Note 20 of the Company’s consolidated financial statements as of December 31, 2010, and the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

10

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, they are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about the significant judgments, assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are summarized below:

Impairments

An impairment is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The recoverable amount will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units are further explained in Note 13 to the unaudited interim consolidated financial statements.

Pension and post-retirement benefits

The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions. These assumptions include the discount rate, the rate of future salary increases, mortality rates and the rate of future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The underlying bonds are further reviewed for quality, and those having excessive credit spreads are removed from the population of bonds on which the discount rate is based, on the basis that they do not represent high quality bonds.

The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are given in Note 13 of the unaudited interim consolidated financial statements.

Stock-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and credits to the extent that it is probable that taxable profit will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable profits and future tax planning strategies. Further details on taxes are disclosed in Note 11 of the unaudited interim consolidated financial statements.

11

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Further details regarding the assumptions and models used for estimating fair value are disclosed in Note 10 of the unaudited interim consolidated financial statements.

Leases

Management considers its leases of building and equipment to include both operating leases and finance leases. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management has assessed that the useful lives represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Allowance for obsolete and slow moving inventories and declines in net realizable value

Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values, the amount of any write-downs of inventories and the reversal of any write-downs, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experiences. If future collections differ from estimates, future earnings will be affected.

Provisions for restoration

Provisions for restoration represent the discounted value of the present obligation to restore one or more leased facilities at the end of the lease. The discounted value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate. A change in any or a combination of the three key assumptions used to determine the provisions could have a material impact to the carrying value of the provision. In the case of provisions for assets which remain in use, adjustments to the carrying value of the provision are offset by a change in the carrying value of the related asset. Where the provisions are for assets no longer in use or for obligations arising from the production process, any adjustment is reflected directly in the Statement of Earnings.

Provisions for restructuring

Termination benefits are recognized as a liability and an expense when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal, or in other words, is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made in order to encourage voluntary terminations. Where termination benefits fall due more than 12 months after the reporting period, and the time value of money is material, they are discounted. The measurement of termination benefits is based on the number of employees expected to be terminated.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements.

12

Future Accounting Policies

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2011. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed.

Management has yet to assess the impact that this amendment is likely to have on the financial statements of the Company. However, they do not expect to implement the amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Impact of Adoption of IFRS on the Company

The conversion to IFRS impacts the way the Company presents financial results. The Company has fully prepared and trained its employees and directors to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Company’s accounting system has been minimal. With respect to its information technology, the Company has made changes to the fixed asset system to apply a greater degree of componentization at transition. With respect to internal and disclosure controls, the Company is adapting the existing controls to align them with the requirements of IFRS. With respect to business activities, the Company has not identified any required changes to contractual arrangements, currency management activities, or compensation arrangements. Finally, the Company has not identified any key performance indicators that will be significantly changed as a result of the transition. With respect to the calculation of financial covenants for the Company’s $200.0 million ABL revolver facility, the Company has obtained an amendment from its lender related to the adoption of IFRS. The adoption of IFRS is expected to have a favourable, but immaterial impact on the fixed charge ratio which is the only financial covenant in the ABL.

Summary of Quarterly Results

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A. Financial information for 2010, with the exception of the 2010 second and third quarter earnings statements, and as of the transition date of January 1, 2010 has been restated to comply with IFRS. Information prior to the transition date as well as the second and third quarter earnings statements of 2010 have not been restated and therefore, are presented and labeled in accordance with Canadian generally accepted accounting principles (“GAAP”).

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

13

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of March 31, 2011 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2010, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time. This MD&A contains certain non-GAAP financial measures as defined under SEC rules, including EBITDA and Adjusted EBITDA. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

14

Intertape Polymer Group Inc.

Interim Consolidated Financial Statements

March 31, 2011

Interim Consolidated Financial Statements

Consolidated Earnings (Loss)	2

Consolidated Comprehensive Income (Loss)	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Consolidated Financial Statements	8 to 62

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Three months ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$
Revenue	192,620	173,120
Cost of sales	168,813	152,566

Gross profit	23,807	20,554

Selling, general and administrative expenses	18,406	18,895
Research expenses	1,373	1,492

	19,779	20,387

Operating profit before manufacturing facility closures, restructuring and other charges	4,028	167

Manufacturing facility closures, restructuring and other charges	3

Operating profit	4,025	167

Finance costs
Interest	3,791	3,889
Other	2	122

	3,793	4,011

Earnings (loss) before income taxes	232	(3,844)
Income taxes (Note 7)
Current	82	102
Deferred	191	807

	273	909

Net loss	(41)	(4,753)

Loss per share
Basic	(0.00)	(0.08)

Diluted	(0.00)	(0.08)

The accompanying notes are an integral part of the interim consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Three months ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$
Net loss	(41)	(4,753)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	(15)	(316)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)	309	312
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	892	515
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)	(278)	(90)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil)	(189)
Change in cumulative translation difference	3,207	1,718

Other comprehensive income	3,926	2,139

Comprehensive income (loss) for the period	3,885	(2,614)

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2011

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$

Balance as at December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085
Stock-based compensation expense			144					144
Net loss							(41)	(41)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(15)	(15)		(15)
Settlement of interest rate swap agreements – transferred to earnings					309	309		309
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					892	892		892
Settlement of forward foreign exchange rate contracts – transferred to earnings					(278)	(278)		(278)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(189)	(189)		(189)
Changes to cumulative translation differences				3,207		3,207		3,207

Balance as at March 31, 2011	58,961,050	348,148	15,937	6,142	955	7,097	(223,068)	148,114

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2010

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$

Balance as at January 1, 2010	58,951,050	348,143	15,024		(757)	(757)	(172,387)	190,023
Stock-based compensation expense			120					120
Net loss							(4,753)	(4,753)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(316)	(316)		(316)
Settlement of interest rate swap agreements – transferred to earnings					312	312		312
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					515	515		515
Settlement of forward foreign exchange rate contracts – transferred to earnings					(90)	(90)		(90)
Changes to cumulative translation differences				1,718		1,718		1,718

Balance as at March 31, 2010	58,951,050	348,143	15,144	1,718	(336)	1,382	(177,140)	187,529

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$
OPERATING ACTIVITIES
Net Loss	(41)	(4,753)
Adjustments for non-cash items
Depreciation and amortization	8,098	8,714
Income tax expense	273	909
Interest expense	3,504	3,737
Loss on disposal of property, plant and equipment	8	183
Charges in connection with manufacturing facility closures, restructuring and other charges	3
Write-down of inventories	83	365
Reversal of a portion of write-down of inventories	(1)	(10)
Stock-based compensation expense	144	120
Pension and post-retirement benefits expense	215	298
Gain on forward exchange rate contracts	(189)
Unrealized foreign exchange gain	(7)	(317)
Other		(21)
Income taxes paid	(43)	(594)
Contributions to defined benefit plans	(829)	(709)

Cash flows from operating activities before changes in working capital items	11,218	7,922

Changes in working capital items
Trade receivables	(9,872)	(8,650)
Other receivables	(535)	(1,727)
Inventories	(14,381)	(9,080)
Parts and supplies	(341)	90
Prepaid expenses	(87)	288
Accounts payable and accrued liabilities	3,903	14,813
Provisions		709

	(21,313)	(3,557)

Cash flows from operating activities	(10,095)	4,365

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	263	647
Purchase of property, plant and equipment	(2,786)	(2,538)
Proceeds from disposals of property, plant and equipment and other assets		122
Restricted cash	5,183
Investment in other assets	133	56
Purchase of intangible assets	(80)

Cash flows from investing activities	2,713	(1,713)

FINANCING ACTIVITIES
Proceeds from long-term debt	17,038	11,084
Repayment of long-term debt	(4,237)	(2,373)
Interest paid	(6,007)	(6,002)

Cash flows from financing activities	6,794	2,709

Net increase (decrease) in cash	(588)	5,361
Effect of exchange differences on cash	(41)	(203)
Cash and cash equivalents, beginning of period	3,968	3,671

Cash and cash equivalents, end of period	3,339	8,829

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

(Unaudited)

	March 31, 2011 (Unaudited)	December 31, 2010 (Unaudited)	January 1, 2010 (Unaudited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	3,339	3,968	3,671
Restricted cash		5,183
Trade receivables	96,553	86,516	74,161
Other receivables	4,821	4,270	3,052
Inventories	106,284	92,629	79,001
Parts and supplies	14,243	13,933	13,967
Prepaid expenses	4,669	4,586	3,693
Derivative financial instruments (Note 11)	1,621	1,270	1,438

	231,530	212,355	178,983
Property, plant and equipment (Note 5)	221,282	224,335	251,378
Assets held-for-sale	692	671	149
Other assets	2,941	2,983	3,443
Intangible assets	2,330	2,344	2,216
Deferred tax assets	34,780	33,926	64,806

Total Assets	493,555	476,614	500,975

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	82,547	82,252	66,034
Provisions (Note 9)	2,904	2,893	2,194
Installments on long-term debt (Note 8)	2,956	2,837	1,721

	88,407	87,982	69,949
Long-term debt (Note 8)	230,092	216,856	213,450
Pension and post-retirement benefits	24,183	24,680	24,675
Derivative financial instruments (Note 11)	604	898	1,548
Other liabilities	230	230
Provisions (Note 9)	1,925	1,883	1,330

	345,441	332,529	310,952

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,148	348,148	348,143
Contributed surplus	15,937	15,793	15,024
Deficit	(223,068)	(223,027)	(172,387)
Accumulated other comprehensive income (loss)	7,097	3,171	(757)

	148,114	144,085	190,023

Total Liabilities and Shareholders’ Equity	493,555	476,614	500,975

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota-Bradenton, Florida. The address of the Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) , develops, manufactures and sells through wholesalers, a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems for industrial use and retail applications.

2 - ACCOUNTING POLICIES

Basis of Presentation

The condensed interim unaudited consolidated financial statements present the Company’s consolidated balance sheets as at March 31, 2011, December 31, 2010 and January 1, 2010, as well as its consolidated earnings, comprehensive income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2011 and March 31, 2010. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They are presented in US dollars, which is the Company’s presentation currency.

As these consolidated financial statements represent the Company’s initial presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Further, the financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending December 31, 2011. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

Until December 31, 2010, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the convergence to IFRS. In preparing these interim consolidated financial statements, management has amended certain recognition and measurement methods to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, earnings, comprehensive income and cash flows have been provided in Note 2. Further, information considered material to the understanding of the Company’s interim consolidated financial statements and which is normally included in the annual consolidated financial statements prepared in accordance with IFRS is provided in Note 13. Note 13 includes only those notes where the information presented has changed significantly from the information presented in the most recent annual financial statements prepared under Canadian GAAP. For notes where the information has not significantly changed, the current interim condensed financial statements only provide an update of that information.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the balance sheets:

•	Derivative financial instruments are measured at fair value; and

•

The defined benefit asset of the Company’s pension plans and other post-retirement benefit plans is recognized as the net total of the plan assets, plus unrecognized past service cost and the present value of the defined benefit obligation.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments

An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The recoverable amount will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units are further explained in Note 13.

Pension and post-retirement benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected future compensation and the expected healthcare cost trend. Actual results will differ from results which are estimated based on assumptions.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Further details on income taxes are disclosed in Note 13.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Further details regarding the assumptions and models used for estimating fair value are disclosed in Note 20 to the annual audited consolidated financial statements as at and for the year ended December 31, 2010.

Leases

Management considers its leases of building and equipment to be operating leases. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgement in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Allowance for obsolete and slow-moving inventories and other declines in net realizable value

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts and revenue adjustments

Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experiences. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected.

Provisions for restoration

Provisions for restoration represent the estimated value of the present obligation to restore one or more leased facilities at the end of the lease. The estimated value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate, as applicable when the effect of the time value of money is material. A change in any or a combination of the three key assumptions used to determine the provisions could have an impact on earnings and on the carrying value of the provision.

Provisions for restructuring

Termination benefits are recognized as a liability and an expense when, and only when, the Company is demonstrably committed to terminate the employment of an employee or group of employees before normal retirement date. The measurement of termination benefits is based on the expected costs and the number of employees expected to be terminated.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. Subsidiaries are entities over which the Parent Company has the power to control the financial and operating policies. At the reporting date, the subsidiaries are all 100% owned by the Parent Company.

All subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities. When unrealized losses on intra-company asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Company perspective.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Details of the Parent Company’s significant subsidiaries, at the balance sheet date are as follows:

Name of Subsidiaries	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held

Intertape Polymer Corp.	Manufacturing	United States	100%

Intertape Polymer Inc.	Manufacturing	Canada	100%

ECP GP II Inc.	Manufacturing	Canada	100%

FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%

Financial Assets and Liabilities

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

On initial recognition, financial instruments are measured at fair value, plus transaction costs, except for financial assets and financial liabilities carried at fair value through earnings, which are measured initially at fair value.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments

Loans and receivables	Cash Restricted cash Trade receivables Other receivables (1) Loan to an officer

Other financial liabilities	Accounts payable Long-term debt

Derivatives used for hedging	Derivative financial instruments

(1)	Excluding income and sales and other taxes

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Discounting is omitted where the effect of discounting is immaterial. Subsequent to acquisition, trade receivables are measured at amortized cost, which usually corresponds to the amount initially recorded as due from customers based on agreed upon payment terms less any allowance for doubtful accounts. Other receivables are subsequently measured at amortized cost using the effective interest method, including any impairment thereof. The expense relating to the allowance for doubtful accounts is recognized in Selling, general and administrative expenses.

Other financial liabilities including Accounts payable and Long-term debt are measured at amortized cost using the effective interest method. All interest related charges are reported in earnings within Finance costs.

Financial assets at fair value through earnings include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through earnings upon initial recognition. Assets in this category are measured at fair value on the consolidated balance sheet, and the related gains and losses are recognized in earnings.

All financial assets except those at fair value through earnings are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets are impaired could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Evidence of impairment of Trade and Other receivables is considered at both specific asset and collective levels. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Derivative Financial Instruments and Hedging

The Company uses derivative financial instruments to mitigate or eliminate the interest rate risk on its long-term debt and the foreign exchange risk on certain inventory purchases.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

The interest rate swap agreements are used as part of the Company’s program to manage the floating interest rate on the senior subordinated notes and the related cost of borrowing. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. They are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The forward foreign exchange rate contracts are used to manage the exchange risk associated with certain highly probable forecast monthly inventory purchases of the Company’s United States (“US”) operations, which are settled in Canadian dollars.

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. At inception of the hedge relationship and at each subsequent reporting date, the Company uses the critical terms method to determine prospectively whether or not the hedging instruments are expected to be “highly effective” in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge are designated. At each subsequent financial reporting date, the Company uses the dollar offset method to determine retrospectively whether or not the hedging relationship has continued to be effective, and what part may be ineffective. A relationship is generally considered to be highly effective if the offsetting changes are within a range of 80 to 125 percent, and the transactions continue to be highly probable.

The effective portion of changes in the fair value of a derivative financial instrument designated as a hedging item is recognized in other comprehensive income (loss) and gains and losses related to the ineffective portion, if any, are immediately recognized in earnings. Amounts previously included as part of other comprehensive income (loss) are transferred to earnings in the period during which the changes in cash flow of the hedged item impact net income.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates the designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in other comprehensive income (loss) are reclassified to earnings.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and if the combined instrument is not measured at fair value through profit or loss. As at March 31, 2011 and December 31, 2010, the Company did not have any embedded derivatives that needed to be separated from a host contract.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

The unaudited interim consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, the Canadian dollar and the Euro.

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in the period in which they arise.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the reporting period. The resulting translation adjustments are included in the Cumulative translation adjustment account within Accumulated other comprehensive income in Shareholders’ equity.

Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation are recognized initially in Other comprehensive income.

Foreign exchange gains or losses recognized in earnings are presented in Cost of sales and finance costs.

Revenue Recognition

Revenues are generated almost exclusively from the sale of goods.

Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.

Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Stock-Based Payments

The Company has a stock-based employee compensation plan that grants stock options to employees and directors. This plan is classified as an equity-settled plan. The fair value of the service is measured indirectly by reference to the fair value of the equity instruments granted as at the date of the grant. The expense is recognized over the vesting period of the options granted, and is recognized as an expense in earnings with a corresponding credit to contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

At the end of each reporting period, the Company re-assesses its estimate of the number of stock options that are expected to vest and recognizes the impact of any revisions in earnings.

Any consideration paid by employees and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus.

Earnings Per Share

Basic earnings per share are calculated by dividing the earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as share options granted to employees.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. Cash equivalents include highly liquid instruments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and mature within less than three months.

Restricted Cash

Cash is considered restricted when it is subject to restrictions that prevent its use for current purposes.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are valued at the lower of cost or net realizable value. Cost is determined by the first in, first out method, and includes costs incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of work in process and finished goods includes the cost of raw materials, direct labor and the allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.

Parts and supplies are valued at the lower of cost or net realizable value, which is determined based on replacement cost.

Assets Held-for-sale

Assets held for sale are non-current assets or disposal groups for which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are classified as held for sale when they are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of such assets (or disposal groups), and the sale within one year is highly probable.

Assets held-for-sale are measured at the lower of their carrying amount or fair value less cost to sell and are not depreciated or amortized.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Borrowing costs that are directly attributable to the acquisition or construction of qualifying assets that necessarily takes a substantial period of time to get ready for their intended use are capitalized as part of the cost of those assets.

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years

Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 20
Furniture, office equipment and other	3 to 7
Asset related to restoration provision	Remaining life of the lease

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed and adjusted if necessary at each financial year-end.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale and the date that the asset is derecognized.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

When intangible assets are purchased with a group of assets, as was the case of distribution rights and customer contracts, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, as well as the case of the license agreement and software, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years

Distribution rights	6
Customer contracts	6
License agreement	5
Software	5

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

Impairment Testing of Intangible Assets and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing is required for intangible assets such as applications software or development costs for new products or processes not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a cash generating unit which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amounts of the assets of the unit or group of units on a pro rata basis of the carrying amount of each asset in the unit or group of units.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within Finance costs in the period they incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Provisions, Contingent Liabilities and Contingent Assets

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation, and when the effect of the time value of money is material, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized as Finance costs.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet respectively under the captions Provisions, and Property, plant and equipment (machinery and equipment). The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to Property, plant and equipment on a straight-line basis over the lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to future depreciation and Finance costs.

Contingent liabilities represent a possible obligation to the Company that arises from past events the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the entity. Contingent assets are not recognized by the Company.

Pension and Post-Retirement Benefits

The Company has defined contribution and defined benefit pension plans and other post-retirement benefit plans for its employees in Canada and the US.

A defined contribution plan is a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-employment benefits, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method.

The asset or liability recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Past service costs are recognized as an expense on a straight-line basis over the average remaining service period until the benefits become vested. If the benefits have already vested, immediately following the introduction of, or changes to, a pension plan, past service costs are recognized immediately in earnings. The Company recognizes all actuarial gains and losses, net of income taxes, arising from defined benefit plans immediately in Other comprehensive income and Deficit.

For funded plans, surpluses are only recognized to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in Other comprehensive income, net of income taxes.

An additional liability is recognized equivalent to the minimum funding obligation of a plan when it is not clear that the Company has an unconditional right to the plan surplus. The variation in this liability during the period is recognized in Other comprehensive income, net of income taxes.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease are recognized in the income statement on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings within Finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in Other comprehensive income or directly in Shareholders’ Equity. When it relates to the latter, the income tax is recognized in Other comprehensive income or directly in Shareholders’ Equity, respectively.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled.

The carrying amount of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares, less any issuance costs, net of taxes. Contributed surplus includes amounts related to stock options until such equity instruments are exercised, in which case the amounts are transferred to Capital stock. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the Cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cashflow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period retained earnings or losses.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Segment Reporting

The Company operates as a single segment.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2011. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed.

Management has yet to assess the impact that this amendment is likely to have on the financial statements of the Company. However, they do not expect to implement the amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended March 31,
	2011	2010
	$	$
Employee Benefit Expense
Wages, salaries and other short-term benefits	29,103	27,668
Stock-based payments	144	120
Pensions – defined benefit plans	248	298
Pensions – defined contribution plans	190	403

Employee benefit expense	29,685	28,489

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

3 - INFORMATION INCLUDED IN CONSOLIDATED INCOME STATEMENT (Continued)

	Three months ended March 31,
	2011	2010
	$	$
Finance Costs – Interest
Interest on long-term debt	3,637	3,558
Amortization of debt issue expenses on long-term debt and ABL	289	274
Other interest and financial expense	(116)	58
Interest capitalized to property, plant and equipment	(19)	(1)

	3,791	3,889

Finance Costs – Other
Foreign exchange loss on long-term debt	(215)	(281)
Interest income and other finance costs	217	403

	2	122

Other Elements of Expenses
Depreciation of property, plant and equipment	7,674	8,311
Amortization of intangible assets	129	119
Amortization of other deferred charges	6	13
Loss on disposal of property, plant and equipment	8	183
Write-down of inventories to net realizable value	83	365
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	1	10
Advisory and support services fees	76	250

4 - SIGNIFICANT EVENTS AND TRANSACTIONS

During the period, the Company proceeded with its plans to close the Brantford facility. These plans were discussed in the 2010 Annual Report.

5 - PROPERTY, PLANT AND EQUIPMENT

During the reporting period, acquisitions of property, plant and equipment amounted to approximately $2.8 million ($2.5 million for the three months ended March 31, 2010). In the same period, the net book value of property, plant and equipment disposals amounted to approximately $10,000 ($183,000 for the three months ended March 31, 2010) and the loss on those disposals amounted to approximately $8,000 ($183,000 for the three months ended March 31, 2010), respectively.

As at March 31, 2011 and 2010, the Company had no commitments to purchase Property, plant and equipment.

There were no impairment losses or reversals of impairment losses during the current reporting period.

See Note 13 for additional information related to property, plant and equipment for 2010.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

6 - RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2010, the Company entered into agreements with companies controlled by two of the current members of its Board of Directors. These agreements replaced the previously existing advisory services agreements that expired on December 31, 2009. These agreements require the provision of support services that include the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement is effective through the earlier of June 30, 2011 or the termination of the latter’s duties as the Chairman of the Board of Directors and provides monthly compensation beginning January 2010 in the amount of CAD$25,000. During the reporting period ended March 31, 2011 an amount of CAD$75,000 ($150,000 and CAD$75,000 in 2010) was recorded with respect to the support services agreement.

7 - INCOME TAXES

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes.

See Note 13.2 for annual disclosures related to taxation for 2010.

8 - LONG-TERM DEBT

Long-term debt consists of the following:

	March 31, 2011	December 31, 2010
	$	$
Senior Subordinated Notes (1)	116,320	116,169
Asset-based loan (1)	100,094	86,774
Obligations under capital leases	6,030	6,089
Term debt	6,234	6,205
Mortgage loans	4,370	4,456

	233,048	219,693
Less: Installments on long-term debt	2,956	2,837

	230,092	216,856

(1)	The Senior Subordinated Notes, Asset-based loans and Mortgage loans are presented net of unamortized related debt issue expenses, amounting to $3.6 million ($3.9 million in 2010).

During the reporting period, there were no issues, repurchases or repayments of debt.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

9 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of more manufacturing facilities and a provision for litigation. See Note 13.3 for annual disclosures related to provisions in 2010.

The reconciliation of the Company’s provisions is as follows as at March 31, 2011:

	Three months ended March 31, 2011
	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, beginning of period	1,883	2,760	133	4,776
Additional provisions		36	141	177
Amounts used		(249)		(249)
Foreign exchange	42	75	8	125

Balance, end of period	1,925	2,622	282	4,829

Amount presented as current		2,622	282	2,904
Amount presented as non-current	1,925			1,925

Balance, March 31, 2011	1,925	2,622	282	4,829

During the reporting period, there were no reversals of restructuring provisions, no settlements of significant litigations, and no changes in contingent liabilities or contingent assets.

See the notes to the annual consolidated financial statements prepared under Canadian GAAP as at and for the year ended December 31, 2010 for a full description of contingent liabilities.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

10 - CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at March 31, 2011 and December 31, 2010 were 58,961,050 and 58,951,050 as at January 1, 2010.

Weighted average number of common shares outstanding for the three months ended March 31, are as follows:

	2011	2010
Basic	58,961,050	58,951,050
Diluted	58,961,050	58,951,050

The Company did not declare or pay dividends during the three months ended March 31, 2011 and 2010.

Stock Options

No stock options were granted or exercised during the three months ended March 31, 2011 and 2010.

Contributed Surplus

During the three months ended March 31, 2011, the contributed surplus account increased by approximately $0.1 million ($0.1 million in the three months ended March 31, 2010), representing the stock-based compensation expense recorded for the period.

11 - FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s senior subordinated notes was $105.6 million as at March 31, 2011 ($98.5 million as at December 31, 2010).

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were a liability and an asset amounting to $0.6 million and $1.6 million, respectively, as at March 31, 2011 ($0.9 million and $1.3 million as at December 31, 2010, respectively).

The methods and assumptions used to determine the estimated fair value of each class of financial instruments have not changed during the reporting period, nor did they change upon transition to IFRS. They are described in Note 20 to the annual audited consolidated financial statements as at and for the year ended December 31, 2010.

The terms and conditions of foreign exchange contracts designated as cash flow hedges and the Company’s foreign exchange risk policy and related management strategies are presented in Note 20 to the annual consolidated financial statements as at and for the year ended December 31, 2010.

During the interim reporting period, there were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, nor were there any changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS

These are the Company’s first interim consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2010 (the “Transition Date”). The Company’s IFRS accounting policies presented in Note 2 have been applied in preparing the consolidated financial statements for the three month period ended March 31, 2011, the comparative information and the opening consolidated balance sheet as at the Transition Date.

The Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, in preparing these first IFRS consolidated financial statements. The effects of the transition to IFRS on Shareholder’s equity, comprehensive loss and reported cash flows already established are presented in tables in this section and are further explained in the notes that accompany the tables.

12.1 Exceptions and Elections upon Initial Adoption

Set forth below are the IFRS 1 applicable optional exemptions and mandatory exceptions from full retrospective application that were applied by the Company in the conversion from pre-change Canadian GAAP (“Previous GAAP”) to IFRS. Those adopted by the Company are set out below:

IFRS Optional Exemptions

Business Combinations

IFRS 1 permits a first-time adopter to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date, or an earlier date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company has elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to its Transition Date and, accordingly, such business combinations have not been restated.

Employee Benefits

IFRS 1 permits a first-time adopter to recognize all cumulative gains and losses deferred under Previous GAAP in opening deficit at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening deficit for all of its employee benefit plans.

Share-Based Payments

IFRS 1, encourages, but does not require application of IFRS 2, Share-based Payments to equity instruments granted on or before November 7, 2002, and to any equity instruments granted after November 7, 2002 that had vested by the Transition Date. The Company elected to avail itself of the exemption and applied IFRS 2 only to those equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Currency Translation Differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a foreign operation was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company elected to reset all cumulative translation gains and losses to zero in opening deficit at the Transition Date.

Borrowing Costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets. The related IFRS 1 exception allows the application of IAS 23 on qualifying assets to which the commencement date for capitalization is on or after the Transition Date, or at an earlier date selected by the Company. The Company elected to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is on or subsequent to the Transition Date. Borrowing costs incurred prior to January 1, 2010 were written off in opening deficit at the Transition Date.

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the Transition Date, IFRS 1 provides the option to not comply with the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company elected to not retrospectively recognize year by year changes to liabilities under IFRIC 1 that occurred before the Transition Date. Therefore, the Company measured the obligation as of the Transition Date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount that would have been included in the cost of the related asset when the liability first arose and calculated the accumulated depreciation on that amount, as at the Transition Date to IFRS, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company in accordance with IFRSs.

IFRS Mandatory Exceptions

Set forth below are the applicable IFRS 1 exceptions applied in the conversion from Previous GAAP to IFRS.

Hedge Accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of its Transition Date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were fair valued and recorded in the balance sheet as non-hedging derivative financial instruments.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Estimates

The estimates established by the Company in accordance with IFRS at the date of transition to IFRS standards are consistent with estimates made for the same date in accordance with Previous GAAP, after adjustments to reflect any difference in applicable accounting principles.

Financial Instruments

The Company early adopted the modified exception, published in October 2010, whereby the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement, are applied prospectively for transactions occurring on or after the Transition Date. No adjustments resulted from this application.

12.2 Reconciliations of Previous GAAP to IFRS

Shareholders’ equity as at the Transition Date, as at March 31, 2010 and as at December 31, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Shareholders’ Equity

As at

	December 31, 2010 (Unaudited)	March 31, 2010 (Unaudited)	January 1, 2010 (Unaudited)
	$	$	$
Shareholders’ Equity under Previous GAAP	186,834	234,840	237,803

Increases (decreases) in Shareholders’ Equity reported in accordance with Previous GAAP, as a result of the following differences between Previous GAAP and IFRS:

Property, plant and equipment – impact of componentization, additional depreciation and derecognition of borrowing costs not consistent with IFRS (note 12.3.1)	(9,854)	(10,355)	(10,231)
Property, plant and equipment – additional impairment taken on transition as a result of using discounted cash flows when calculating value in use (note 12.3.4)	(8,849)	(14,082)	(14,254)
Intangible assets – additional impairment taken on transition as a result of using discounted cash flows when calculating value in use (note 12.3.4)		(1,264)	(1,334)
Decomissioning provision – impact of eliminating discounting on the provision, as the effect of the time value of money is not material, net of the impact on the related Property, plant and equipment (note 12.3.7)	(224)	(78)	(101)
Defined benefit plans – impact of recognizing cumulative actuarial gains and losses and vested past service costs and other adjustments at transition, and of thereafter recognizing actuarial gains and losses in other comprehensive income rather than in earnings (note 12.3.2)	(26,281)	(24,532)	(24,779)
Income taxes – Income tax impact of above adjustments and income tax specific adjustments as a result of the transition to IFRS (note 12.4)	2,459	3,000	2,919

Shareholders’ equity under IFRS	144,085	187,529	190,023

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated net loss for the year ended December 31, 2010, and for the three months ended March 31, 2010 can be reconciled to the amounts reported under previous GAAP as follows:

Reconciliation of Net Loss

For the year to date periods ended

	December 31, 2010 (Unaudited)	March 31, 2010 (Unaudited)
	12 months	3 months
	$	$
Net loss under Previous GAAP	(56,445)	(5,795)

Increases (decreases) in net loss reported in accordance with Previous GAAP, as a result of the following differences between Previous GAAP and IFRS:

Property, plant and equipment – impact of componentization, additional depreciation and derecognition of borrowing costs not consistent with IFRS (note 12.3.1)	376	(124)
Property, plant and equipment – impact of additional impairment taken on transition as a result of using discounted cash flows when calculating value in use and related impact on depreciation (note 12.3.4)	5,398	172
Intangible assets impairment – impact of additional impairment taken on transition as a result of using discounted cash flows when calculating value in use and related impact on depreciation (note 12.3.4)	1,334	70
Decommissioning provision – impact on financing costs and depreciation of eliminating discounting on the provision, as the effect of the time value of money is not material (note 12.3.7)	(123)	23
Defined Benefit Plans – impact of recognizing cumulative actuarial gains and losses and vested past service costs and other adjustments at transition, and of thereafter recognizing actuarial gains and losses in other comprehensive income rather than in earnings (note 12.3.2)	1,667	247

Stock based compensation	195	142

Income Taxes – impact of adjustments	(1,378)	16
Foreign exchange impacts included in adjustments above	427	496

Net loss under IFRS	(48,549)	(4,753)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated comprehensive loss for the year ended December 31, 2010, and the three months ended March 31, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Comprehensive Income (Loss)

For the year to date periods ended

	December 31, 2010 (Unaudited)	March 31, 2010 (Unaudited)
	12 months	3 months
	$	$
Comprehensive income (loss) under Previous GAAP	(51,938)	(3,225)

Adjustment to net loss due to IFRS	7,896	1,042
Defined Benefit Plans – net impact of recognizing actuarial gains and losses, and changes in the minimum funding liability in other comprehensive income rather than in earnings (net of income taxes of $768) (note 12.3.2)	(2,091)
Cummulative translation adjustment	(579)	(431)

Comprehensive income (loss) under IFRS	(46,712)	(2,614)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

12.3 Changes in Accounting Policies

In addition to the exemptions and exceptions discussed in the preceding text, the following narratives explain the significant differences between the Previous GAAP, and the current IFRS policies applied by the Company.

12.3.1 Property, Plant and Equipment

At the Transition Date, a number of adjustments were made to Property, plant and equipment.

Componentization

Previous GAAP – Component accounting was generally required but had not always been implemented to the extent expected under IFRS. Most significant parts were depreciated separately, but some were depreciated with their main components using the weighted-average useful life of the asset as a whole.

IFRS – Each part of Property, plant and equipment that has a cost which is significant in relation to the asset, and whose useful life is different than that of the asset, must be depreciated separately from the asset. At the Transition Date, the Company reassessed the entries in its property, plant and equipment sub-ledger and identified a number of significant parts of assets that had different useful lives than the main component and which had previously been depreciated using the weighted-average useful life of the asset as a whole. These components were separated and accumulated depreciation was then recalculated retrospectively.

Depreciation on idle assets

Previous GAAP – Depreciation ceased when assets were no longer in service.

IFRS – Depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated. Under IFRS, depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale), and the date that the asset is derecognized.

Borrowing costs

Previous GAAP – Borrowing costs on major projects were capitalized.

IFRS – Capitalization of borrowing costs is required on all qualified assets that require an extended period of preparation before they are usable or saleable. Although the Company has capitalized borrowing costs for several years under previous GAAP, this was not always done consistently in a manner compliant with IAS 23, Borrowing Costs. Upon transition, the Company used the exemption available under IFRS 1 and decided to derecognize previously capitalized borrowing costs.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these above-mentioned changes is summarized as follows:

	December 31, 2010	March 31, 2010
	$	$
Consolidated Earnings
Increase (decrease) in depreciation
Impact on depreciation of subdividing certain assets into components and recalculating accumulated depreciation based on specific useful lives and calculating depreciation on buildings no longer in service and no longer subject to depreciation under Previous GAAP	188	(62)
Impact of capitalizing borrowing costs on projects that started subsequent to the date of transition to IFRS rather than on all ongoing projects for Previous GAAP	188	(62)

Adjustment to earnings (loss) before income taxes	376	(124)

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Consolidated Balance Sheets
Increase (decrease) in Property, plant and equipment
Impact of subdividing certain assets into components and recalculating accumulated depreciation based on specific useful lives and of calculating depreciation on buildings no longer in service and no longer subject to depreciation under Previous GAAP	(4,194)	(4,445)	(4,383)
Impact of capitalizing borrowing costs on projects that started subsequent to the Date of transition to IFRS rather than on all ongoing projects for Previous GAAP	(5,660)	(5,910)	(5,848)

Decrease in Shareholders’ Equity	(9,854)	(10,355)	(10,231)

12.3.2 Employee Future Benefits

At the Transition Date, a number of adjustments were made to the Pension and post-retirement balances. First, the Company elected to recognize, in opening deficit, all cumulative actuarial gains and losses that existed at the Transition Date for all of its employee benefit plans. Then it was necessary to recognize all vested unamortized past service costs as well as the unamortized transition adjustment arising from changes in Previous GAAP. Finally, adjustments were made to limit the amount of the asset in accordance with IAS 19, Employee benefits and also to recognize the minimum funding requirements in accordance with IFRIC 14, IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Actuarial Gains and Losses

Previous GAAP – Actuarial gains and losses that arose in calculating the present value of the defined benefit obligation and the fair value of plan assets were recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% was amortized as a component of pension expense on a straight-line basis over the expected average service lives of active participants. Actuarial gains and losses below the 10% corridor were deferred.

IFRS - The Company has elected to recognize all actuarial gains and losses immediately in a Other comprehensive income without recycling to earnings in subsequent periods. As a result, actuarial gains and losses are not amortized to earnings but rather are recorded directly in Other comprehensive income and deficit at the end of each period.

Minimum Funding Liability

Previous GAAP – Generally, there is no requirement to record the liability with respect to minimum funding requirements.

IFRS – An entity must record an additional liability equivalent to the minimum funding requirements for the defined benefit plans if it does not have an unconditional right to the surplus. The changes in this liability are recognized in Other comprehensive income in the period in which the changes occurred.

The impact of these changes is summarized as follows:

	December 31, 2010	March 31, 2010
	$	$
Consolidated Earnings
Decrease in employee benefit expense
Impact of no longer using the corridor method – current year amortization of actuarial gains (losses)	1,858	554
Impact of having recognized vested past service costs at the Transition Date	(615)	(307)
Impact of having recognized transition adjustments related to the adoption of Previous GAAP	(2)
Impact of curtailment gains recognized earlier than under Previous GAAP	426

Adjustment to earnings (loss) before income taxes	1,667	247

Other Comprehensive Income
Impact of recognizing actuarial gains or losses immediately through other comprehensive income	(3,930)
Impact of recognizing the variation in the limits of the defined benefit assets or of recording additional liabilities related to minimum funding requirements in other comprehensive income	1,071

Adjustments before income taxes	(2,859)
Income tax impact	768

Net impact on the statement of consolidated comprehensive income	(2,091)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Consolidated Balance Sheets
(Increase) decrease in pension and post-retirement benefits – liability
Impact of recognizing unamortized actuarial losses	(21,728)	(20,177)	(19,622)
Impact of recognizing unamortized vested past service costs	(2,645)	(2,190)	(2,030)
Impact of having recognized unamortized gain related to the adoption of IFRS	81	79	79
Curtailment gain	560	131	131
Impact of recognizing additional liabilities related to minimum funding requirements	(2,266)	(3,067)	(3,337)
Impact of foreign exchange gains (losses)	(283)	692

Increase (Decrease) in Shareholders’ Equity	(26,281)	(24,532)	(24,779)

12.3.3 Stock Based Compensation

The Company has elected to apply IFRS 2, Share-based Payments, only to stock options and grants that were granted after November 7, 2002 and remain unvested at the Transition Date.

Recognition of Expense

Previous GAAP – For grants of stock-based awards with graded vesting, the total fair value of the award was recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is accounted for as a separate grant with a different vesting date and fair value. This change resulted in a change in Contributed surplus and Deficit of $668, $721 and $863 as at December 31, 2010, March 31, 2010 and January 1, 2010, respectively.

Forfeitures

Previous GAAP – Forfeitures of awards were recognized as they occurred.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Forfeiture estimates are recognized in the period in which they are made, and are revised for actual forfeitures in subsequent periods. The adoption of this standard did not result in any adjustment at the Transition Date.

The impact of these changes is summarized as follows:

	December 31, 2010	March 31, 2010
	$	$
Consolidated Earnings
Increase (decrease) in employee benefit expense
Impact of calculating share-based payments using a grading approach rather than a straight-line approach	195	142

Adjustment to earnings (loss) before income taxes	195	142

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

12.3.4 Impairments

Impairment tests were performed at the Transition date and subsequently on property, plant and equipment and on intangible assets with finite useful lives. The impairment testing for these types of assets follows a common process.

Asset groups

Previous GAAP – A recoverability test on property, plant and equipment was performed on an individual or an asset group basis depending on whether the related asset had identifiable cash flows that were largely independent from the cash flows of other assets and liabilities.

IFRS – An impairment test is performed on an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. All impairment testing was performed using cash-generated units as none of the assets involved generate cash flows independently. The difference in the notions of group of assets under previous GAAP and cash-generating unit under IFRS did not result in any adjustment at the Transition Date.

Discounting

Previous GAAP – A recoverability test was performed by first comparing the sum of the undiscounted cash flows expected to result from the use and eventual disposition of each group of assets to their carrying amounts. If the sum of the undiscounted expected cash flows were greater than the carrying amount of the asset, no further action was required. If the undiscounted cash flow was less than the carrying value of the asset, an impairment loss was calculated as the excess of the asset group’s carrying amount over its fair value.

IFRS – An impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where the recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. The value-in-use is the present value of the future cash flows expected to be derived from the cash-generating unit. The obligatory use of the present value rather than the sum of undiscounted cash flows resulted in an adjustment at the Transition Date.

Reversals

Previous GAAP – The reversal of any previous impairment charge is prohibited.

IFRS – A reversal of an impairment loss for property, plant and equipment shall be recognized immediately in earnings.

For disclosure related to the impairments recognized in Deficit at the Transition Date, refer to Note 13.4

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31, 2010	March 31, 2010
	$	$
Consolidated Earnings
Impact on depreciation of recognizing additional impairments at the date of transition based on the use of discounted cash flows to calculate value-in-use
Decrease in depreciation related to property, plant and equipment	5,398	172
Decrease depreciation related to intangible assets	1,334	70

Adjustment to earnings (loss) before income taxes	6,732	242

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Consolidated Balance Sheets
Impact of recognizing additional impairments at the date of transition based on the use of discounted cash flows to calculate value-in-use
Decrease in property, plant & equipment	(8,849)	(14,082)	(14,254)
Decrease in intangible assets		(1,264)	(1,334)

Net decrease in Shareholders’ Equity	(8,849)	(15,346)	(15,588)

12.3.5 Income Taxes

Investment Tax Credits

Previous GAAP – Unused investment tax credits were accounted for as Other Assets.

IFRS – The Company has concluded to account for unused investment tax credits under IAS 12, Income Taxes. Consequently, at the Transition Date, investment tax credits in the amount of $6.3 million were reclassified to Deferred Tax Assets from Other Assets.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Income Tax Effect of Other Reconciling Differences between Previous GAAP and IFRS as at January 1, 2010

The table below outlines the deferred tax effect of the transition adjustments between Previous GAAP and IFRS.

	Previous GAAP	Deferred tax impact of other transition adjustments	Reclassification of valuation allowances	Reclassification from Other assets	IFRS
	$	$	$	$	$
Deferred tax assets
Trade and other receivables	335				335
Inventories	779				779
Property, plant and equipment	12,001	1,299	(451)		12,849
Accounts payable and accrued liabilities	1,725		(79)		1,646
Tax credits, losses carry-forwards and other tax deductions	101,128	(5,805)	(23,612)		71,711
Investment tax credits				6,291	6,291
Pension and post-retirement	676	943			1,619
Goodwill	11,373	2			11,375
Other	1,545		(491)		1,054
Valuation allowance	(24,633)		24,633

Total deferred tax assets	104,929	(3,561)		6,291	107,659

Deferred tax liabilities
Property, plant and equipment	48,658	(5,805)			42,853
Pension and post-retirement benefits	675	(675)

Total deferred tax liabilities	49,333	(6,480)			42,853

Net deferred tax asset	55,596	2,919		6,291	64,806

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31, 2010	March 31, 2010
	$	$
Consolidated Earnings
Increase in income tax expense	(1,378)	16

Adjustment to income taxes	(1,378)	16

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Consolidated Balance Sheets
Deferred tax assets
Impact of accounting adjustments as a result of conversion to IFRS recognized in Net loss	1,691	3,000	2,919
Impact of accounting adjustments as a result of conversion to IFRS recognized in Other comprehensive income	768

Net decrease in deficit	2,459	3,000	2,919

12.3.6 Foreign Currency Translation Adjustment

As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment to zero as of the Transition Date. The cumulative translation adjustment balance as of January 1, 2010 of $51.2 million related to its net investments in subsidiaries was recognized as an adjustment to its opening deficit. The application of the exemption had no impact on total Shareholders’ equity.

12.3.7 Restoration Provisions and Related Property, Plant and Equipment

The amount of the related Property, plant and equipment was revalued as permitted by an exemption available under IFRS 1, however, since the effect of the time value of money was not material, the Company concluded that the related discounting was not required in applying the exemption under IFRS 1, with respect to IFRIC 1. Consequently, the impact presented is limited to the reversal of the discounting effect.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31, 2010	March 31, 2010
	$	$
Consolidated Earnings
Finance costs
Impact of no longer discounting the decommissioning provision	(369)	37
Depreciation
Impact on depreciation after applying changes in restoration provision in accordance with the IFRS 1 exemption related to the application of IFRIC 1	246	(14)

Adjustment to earnings (loss) before Income taxes	(123)	23

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Consolidated Balance Sheets
Restoration provision
Impact of using a discount rate determined differently under IFRS than under Previous GAAP	(626)	(221)	(258)
Property, plant and equipment
Impact of applying changes in restoration provision in accordance with the IFRS 1 exemption related to IFRIC 1	402	143	157

Increase in deficit	(224)	(78)	(101)

12.4 Presentation Reclassifications

The following reclassification adjustments have been recorded as of the Transition Date:

•	Deferred Tax – Under IFRS, deferred tax assets and liabilities are classified as non-current, whereas under Previous GAAP, deferred taxes were reported based on current and non-current components.

•	Provisions – Under IFRS, amounts identified as provisions are presented on a distinct line, whereas under Previous GAAP they were included in accounts payable and accrued liabilities.

•

Debt issue expenses – Under IFRS, transaction costs related to a loan that was drawn down are accounted for using the effective interest method and presented net of related debt liability. Under Previous GAAP, the unamortized portion of the debt issue costs is presented in Other assets.

•

Cash and restricted cash – Under IFRS, for measurement purposes, cash and restricted cash are classified as loans and receivables in accordance with the criteria in IAS 39, Financial Instruments: Recognition and Measurement. Given the nature of the items involved, this change in classification had no impact on measurement or presentation.

The impact of these reclassification entries, as well as the differences between IFRS and Previous GAAP described in the proceeding text, are summarized in the following tables.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at January 1, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash	3,671			3,671	Cash and cash equivalents
Trade receivables	74,161			74,161	Trade receivables
Other receivables	3,052			3,052	Other receivables
Inventories	79,001			79,001	Inventories
Parts and supplies	15,203		(1,236)	13,967	Parts and supplies
Prepaid expenses	3,693			3,693	Prepaid expenses
Derivative financial instruments	1,438			1,438	Derivative financial instruments
Assets held-for-sale	149		(149)
Future income taxes	11,860		(11,860)

	192,228		(13,245)	178,983
Property, plant and equipment	274,470	(24,328)	1,236	251,378	Property, plant and equipment
			149	149	Assets held-for-sale
Other assets	21,869	(9,710)	(8,716)	3,443	Other assets
Intangible assets	3,550	(1,334)		2,216	Intangible assets
Future income taxes	43,736	9,210	11,860	64,806	Deferred tax assets

	535,853	(26,162)	(8,716)	500,975	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	68,228		(2,194)	66,034	Accounts payable and accrued liabilities
			2,194	2,194	Provisions
Installments on long-term debt	1,721			1,721	Installments on long-term debt

	69,949			69,949
Long-term debt	215,281		(1,831)	213,450	Long-term debt
Pension and post-retirement benefits	10,200	21,360	(6,885)	24,675	Pension and post-retirement benefits
Derivative financial instruments	1,548			1,548	Derivative financial instruments
Other liabilities	1,072		(1,072)
		258	1,072	1,330	Provisions

	298,050	21,618	(8,716)	310,952

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,143			348,143	Capital stock
Contributed surplus	14,161	863		15,024	Contributed surplus
Deficit	(174,909)	(48,643)	51,165	(172,387)	Deficit
Accumulated other comprehensive income	50,408		(51,165)	(757)	Accumulated other comprehensive income

	237,803	(47,780)		190,023

	535,853	(26,162)	(8,716)	500,975	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings for the Three Months ended March 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	173,120			173,120	Revenue
Cost of sales	153,493	(927)		152,566	Cost of sales

Gross profit	19,627	927		20,554	Gross profit

Selling, general and administrative expenses	18,904	(128)	119	18,895	Selling, general and administrative expenses
Stock-based compensation expense	262	(143)	(119)
Research and development expenses	1,492			1,492	Research expenses

	20,658	(271)		20,387
	(1,031)	1,198		167	Operating profit (loss)

Financial expenses					Finance costs
Interest	3,749	140		3,889	Interest
Other	122			122	Other

	3,871	140		4,011

Earnings (loss) before income taxes	(4,902)	1,058		(3,844)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	102			102	Current
Future	791	16		807	Deferred

	893	16		909

Net loss	(5,795)	1,042		(4,753)	Net loss

Loss per share					Loss per share
Basic	(0.10)			(0.08)	Basic

Diluted	(0.10)			(0.08)	Diluted

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Cash flows

The Company’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows.

Presentation differences: Consolidated Comprehensive Income (Loss) for the Three Months ended March 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(5,795)	1,042		(4,753)	Net loss

Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of income taxes of nil, nil in 2010)	(316)			(316)	Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	312			312	Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil, nil in 2010)	515			515	Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	(90)			(90)	Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)
Changes in accumulated currency translation adjustments	2,149	(431)		1,718	Changes in cumulative translation differences

Other comprehensive income (loss)	2,570	(431)		2,139	Other comprehensive income (loss)
Comprehensive income (loss) for the period	(3,225)	611		(2,614)	Comprehensive income (loss) for the period

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at March 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash	8,829			8,829	Cash and cash equivalents
Trade receivables	82,894			82,894	Trade receivables
Other receivables	4,787			4,787	Other receivables
Inventories	88,072			88,072	Inventories
Parts and supplies	15,188		(1,240)	13,948	Parts and supplies
Prepaid expenses	3,415			3,415	Prepaid expenses
Derivative financial instruments	1,216			1,216	Derivative financial instruments
Future income taxes	11,939		(11,939)

	216,340		(13,179)	203,161
Property, plant and equipment	268,572	(24,294)	1,240	245,518	Property, plant and equipment
Other assets	22,121	(10,025)	(8,531)	3,565	Other assets
Intangible assets	3,433	(1,264)		2,169	Intangible assets
Future income taxes	43,624	9,493	11,939	65,056	Deferred tax assets

	554,090	(26,090)	(8,531)	519,469	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	80,831		(1,476)	79,355	Accounts payable and accrued liabilities
			1,476	1,476	Provisions
Installments on long-term debt	1,737			1,737	Installments on long-term debt

	82,568			82,568
Long-term debt	223,627		(1,695)	221,932	Long-term debt
Pension and post-retirement benefits	10,349	21,000	(6,836)	24,513	Pension and post-retirement benefits
Derivative financial instruments	1,552			1,552	Derivative financial instruments
Other liabilities	1,154		(1,154)
		221	1,154	1,375	Provisions

	319,250	21,221	(8,531)	331,940

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,143			348,143	Capital stock
Contributed surplus	14,423	721		15,144	Contributed surplus
Deficit	(180,704)	(47,601)	51,165	(177,140)	Deficit
Accumulated other comprehensive income	52,978	(431)	(51,165)	1,382	Accumulated other comprehensive income

	234,840	(47,311)		187,529

	554,090	(26,090)	(8,531)	519,469	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings for the year ended December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	720,516			720,516	Revenue
Cost of sales	640,906	(4,312)		636,594	Cost of sales

Gross profit	79,610	4,312		83,922	Gross profit

Selling, general and administrative expenses	72,477	(343)	768	72,902	Selling, general and administrative expenses
Stock-based compensation expense	964	(196)	(768)
Research and development expenses	6,252			6,252	Research expenses

	79,693	(539)		79,154

	(83)	4,851		4,768	Operating profit (loss) before manufacturing facility closures, restructuring and other charges

Manufacturing facility closures, restructuring and other charges	8,089	(4,555)		3,534	Manufacturing facility closures, restructuring and other charges

	(8,172)	9,406		1,234	Operating profit

Financial expenses					Finance costs
Interest	15,538	132		15,670	Interest
Other	880			880	Other

	16,418	132		16,550

Earnings (loss) before income taxes	(24,590)	9,274		(15,316)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	(10)			(10)	Current
Future	31,865	1,378		33,243	Deferred

	31,855	1,378		33,233

Net loss	(56,445)	7,896		(48,549)	Net loss

Loss per share					Loss per share
Basic	(0.96)			(0.82)	Basic

Diluted	(0.96)			(0.82)	Diluted

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Comprehensive Income (Loss) for the Year ended December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(56,445)	7,896		(48,549)	Net loss

Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil, nil in 2010)	(599)			(599)	Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	1,249			1,249	Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	1,828			1,828	Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	(869)			(869)	Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2010)	(616)			(616)

Gain on forward foreign exchange rate contracts transferred to earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2010)

Change in accumulated currency translation adjustments	3,514	(579)		2,935	Changes in cumulative translation differences
		(2,091)		(2,091)	Actuarial gains or losses and change in minimum funding requirements on defined benefit pension plans (net of tax credit of $768)
	4,507	(2,670)		1,837

Comprehensive income (loss) for the year	(51,938)	5,226		(46,712)	Comprehensive income (loss) for the year

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - Presentation differences: Consolidated Balance Sheets as at December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash	3,968			3,968	Cash and cash equivalents
Restricted cash	5,183			5,183	Restricted cash
Trade receivables	86,516			86,516	Trade receivables
Other receivables	4,270			4,270	Other receivables
Inventories	92,629			92,629	Inventories
Parts and supplies	15,130		(1,197)	13,933	Parts and supplies
Prepaid expenses	4,586			4,586	Prepaid expenses
Derivative financial instruments	1,270			1,270	Derivative financial instruments
Assets held-for-sale	671		(671)
Future income taxes	1,765		(1,765)

	215,988		(3,633)	212,355
Property, plant and equipment	241,445	(18,307)	1,197	224,335	Property, plant and equipment
Assets held-for-sale			671	671	Assets held-for-sale
Other assets	23,185	(10,483)	(9,719)	2,983	Other assets
Intangible assets	2,344			2,344	Intangible assets
Future income taxes	23,143	9,018	1,765	33,926	Deferred tax assets

	506,105	(19,772)	(9,719)	476,614	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	85,145		(2,893)	82,252	Accounts payable and accrued liabilities
			2,893	2,893	Provisions
Installments on long-term debt	2,837			2,837	Installments on long-term debt

	87,982			87,982
Long-term debt	218,177		(1,321)	216,856	Long-term debt
Pension and post-retirement benefits	10,728	22,350	(8,398)	24,680	Pension and post-retirement benefits
Derivative financial instruments	898			898	Derivative financial instruments
Other liabilities	1,486		(1,256)	230	Other liabilities
		627	1,256	1,883	Provisions

	319,271	22,977	(9,719)	332,529

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,148			348,148	Capital stock
Contributed surplus	15,125	668		15,793	Contributed surplus
Deficit	(231,354)	(42,838)	51,165	(223,027)	Deficit
Accumulated other comprehensive income	54,915	(579)	(51,165)	3,171	Accumulated other comprehensive income

	186,834	(42,749)		144,085

	506,105	(19,772)	(9,719)	476,614	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS

As a result of the adjustments discussed above, certain IFRS annual disclosures for the year ended December 31, 2010 are included below. The information and footnote disclosure normally included in the annual financial statements prepared in accordance with IFRS have been omitted or condensed where such information is not considered material to the understanding of the Company’s interim financial information.

13.1 Retirement Benefits

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Defined Contribution Plans

In the United States, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The Company has expensed $0.7 million for these plans for the year ended December 31, 2010.

Defined Benefit Plans

The Company has, in the United States, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of CAD$20.00 in 2010 (USD$19.40) per month for each year of service. In addition, the Company maintains a defined benefit plan, which provides for a fixed benefit at a rate ranging from 40.0% to 62.5% in 2010 of the employee contributions, depending on the participation start date.

In the United States, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Supplementary Executive Retirement Plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually.

Non-Routine Events

Certain employees located at the Company’s manufacturing facility in Brantford, Ontario, Canada, participate in one of the Company’s defined benefit plan and a multi-employer plan. In connection with the Company’s plan to close this facility, as at December 31, 2010, these plans are effectively curtailed. The curtailment resulted in a gain of $0.6 million which was recorded during the year.

Investment Policy and Basis to Determine Overall Expected Rate of Return

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer and Vice President of Human Resources, makes investment decisions for the Company’s pension plans. The committee established a target mix of equities and bonds.

The overall expected rate of return is determined based on projected returns and the targeted mix of the portfolios of fund assets.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Information relating to the various plans is as follows:

	Pension Plans	Other plans
	2010	2010
	$	$
Defined benefit obligations
Balance, beginning of year	60,575	3,506
Current service cost	831	34
Past service costs	935
Interest cost	3,570	221
Benefits paid	(2,631)	(212)
Actuarial losses	4,648	625
Decrease in obligation due to curtailment	(60)	(500)
Foreign exchange rate adjustment	748	143

Balance, end of year	68,616	3,817

Fair Value of plan assets
Balance, beginning of year	43,247
Expected return on plan assets	3,516
Actuarial gains	1,309
Contributions by the employer	3,808
Benefits paid	(2,631)
Foreign exchange rate adjustment	932

Balance, end of year	50,181

Funded status – deficit	18,435	3,817

The above defined benefit obligation as at December 31, 2010 can be analyzed by funding status as follows:

	Pension Plans	Other plans
	$	$
Wholly unfunded	7,969	3,817
Wholly funded or partially funded	60,647

Total Obligations	68,616	3,817

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Reconciliation of assets and liabilities recognized in the balance sheet

	Pension Plans	Other Plans
	$	$
Present value of the defined benefit obligation	68,616	3,817
Fair value of the plan assets	50,181

Deficit or (surplus) in plans	18,435	3,817

Amount recognized as a liability in respect of minimum funding requirements	2,428

Liabilities recognized in the balance sheet	20,863	3,817

The composition of plan assets based on the fair value as at December 31, 2010 was as follows:

Asset category	$
Equity instruments	38,138
Debt instruments	9,534
Other assets	2,509

Total	50,181

The actual return on plan assets during the period amounted to $4.8 million.

None of the plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

The defined benefit liabilities are included in the Company’s consolidated balance sheet as at December 31, 2010 is follows:

	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and post-retirement benefits	20,863	3,817	24,680

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Defined benefit expenses recognized in Consolidated Earnings for the year ended December 31, 2010

	Pension Plans	Other Plans
	$	$
Current service cost	831	34
Past service cost	935
Interest cost	3,570	221
Expected return on plan assets	(3,516)
Curtailment gain	(60)	(500)

Total costs (benefits) recognized in the statement of Consolidated Earnings	1,760	(245)

Total amount recognized in Other comprehensive income

	Pension Plans	Other Plans
	$	$
Actuarial losses	(3,339)	(625)
Change in the amount recognized as a liability in respect of minimum funding requirements	1,071

Cumulative amounts recognized in other comprehensive income	(2,268)	(625)

The significant assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations and defined benefit expenses are as follows:

Weighted-average assumptions used to determine the defined benefit obligations as at December 31, 2010:

	Pension Plans	Other Plans
Discount rate
US plans	5.34%	4.68%
Canadian plans	5.40%	5.40%
Expected rate of salary increases	3.25%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Weighted-average assumptions used to determine defined benefit expense for the period ending December 31, 2010:

	Pension Plans	Other Plans
Discount rate
US plans	5.72%	5.29%
Canadian plans	6.50%	6.50%
Expected rate of return on plan assets
US plans	8.50%
Canadian plans	7.25%
Expected rates of salary increases	3.25%

For measurement purposes, a 7.0% annual rate increase in the per capita cost of covered health care benefits for the US plans was assumed for 2010. The assumed rate is expected to decrease to 3.9% by 2100. For the Canadian plans, the annual trend rate is 10% for the next 5 years and 5% thereafter. An increase or decrease of 1% of these rates would have the following impacts:

	Increase of 1%	Decrease of 1%
	$	$
Impact on aggregate of current service and interest cost	29	(23)
Impact on defined benefit obligation	422	(336)

The development of the Company’s defined benefit plans may be summarized as follows:

	December 31, 2010
	Pension Plans	Other Plans
	$	$
Historical Data
Present value of the defined benefit obligation	68,616	3,817
Fair value of the plan assets	50,181

Deficit in the plan	18,435	3,817

The information in the above table will be disclosed for up to five years as the amounts are determined for each accounting period prospectively from the date of transition to IFRS.

The Company expects to contribute $4.2 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2011.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

13.2 Income Taxes

Major components of income tax expense

For the year ended December 31, 2010

$
Current income tax expense (recovery)
Income tax expense (recovery) for the year	(10)

Total current income tax expense (recovery)	(10)

Deferred tax expense
Amount related to temporary differences, write-downs of deferred tax assets and other	33,243

Total deferred income tax expense	33,243

Total tax expense for the year	33,233

Income Taxes Related to Components of Other Comprehensive Income

The amount of income taxes relating to components of other comprehensive income are outlined below:

Components of Other comprehensive income

For the year ended December 31, 2010

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
Deferred tax credit on actuarial losses on defined benefit plans	(3,930)	1,090	(2,840)
Deferred tax expense on funding requirement changes of defined benefit plans	1,071	(322)	749

	(2,859)	768	(2,091)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Relationship Between Tax Expense and Accounting Profit or Loss

For the year ended December 31, 2010, the Company’s effective tax rate changed from (129.5)% as originally reported under Previous GAAP to (217.0)% under IFRS. This change is due to the increase in pre-tax income of $9.3 million on transition to IFRS, and an increase in deferred tax expense of $1.4 million. $8.3 million of pre-tax accounting adjustments resulted in no tax impact as they related to tax entities which have reduced all their net deferred tax assets to nil value. The remaining $1.0 million of accounting adjustments resulted in an increase in deferred tax expense of $0.3 million. The remaining $1.1 million increase in deferred tax expense relates to the derecognition of the US investment tax credits which were reclassed to deferred tax assets. This derecognition of deferred tax assets relating to unused tax credits is consistent with the previous GAAP analysis completed during the fourth quarter of 2010 which required the Company to reduce the carrying value of its US deferred tax assets to nil.

Recognized Deferred Tax Assets and Liabilities

	As at January 1, 2010
Timing differences, unused tax losses and unused tax credits	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
Trade and other receivables	335		335
Inventories	779		779
Property, plant and equipment (“PP&E”)	12,848	(42,853)	(30,005)
Accounts payable and accrued liabilities	1,646		1,646
Tax credits, losses, carry-forwards and other tax deductions	78,001		78,001
Pension and post-retirement benefits	1,620		1,620
Goodwill	11,376		11,376
Other	1,054		1,054

Deferred tax asset and liabilities	107,659	(42,853)	64,806

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Recognized Deferred Tax Assets and Liabilities

	As at December 31, 2010
Timing differences, unused tax losses and unused tax credits	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
Property, plant and equipment	16,052	(36,831)	(20,779)
Tax credits, losses, carry-forwards and other tax deductions	49,042		49,042
Pension and post-retirement benefits	1,069		1,069
Goodwill	4,403		4,403
Other	191		191

Deferred tax assets and liabilities	70,757	(36,831)	33,926

Variations During the Period

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2010	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive income	Balance December 31, 2010
	$	$	$	$
Trade and other receivables	335	(335)
Inventories	779	(779)
Property, Plant and equipment	12,848	3,204		16,052
Accounts payable and accrued liabilities	1,646	(1,646)
Tax credits, losses, carry-forwards and other tax deductions	78,001	(28,959)		49,042
Pension and post-retirement benefits	1,620	(1,319)	768	1,069
Goodwill	11,376	(6,973)		4,403
Other	1,054	(863)		191
Deferred tax liabilities: PP&E	(42,853)	6,022		(36,831)

Deferred tax assets and liabilities	64,806	(31,648)	768	33,926

Impact due to foreign exchange rates		(1,595)

Total recognized in earnings		(33,243)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Nature of Evidence Supporting Recognition of Deferred Tax Assets

In assessing the recoverability of deferred tax assets, the Company’s management determines, at each balance sheet date, whether it is probable that the amount recognized will be realized. This determination is based on the Company’s management’s quantitative and qualitative assessments and the weighing of all available evidence, both positive and negative. Such evidence included, notably, the scheduled reversal of deferred tax liabilities, projected future taxable income, and the implementation of tax planning strategies. A significant weight was nevertheless placed on the Company’s historical performance when making the determination.

In particular, the expectation of generating taxable income in future periods was not sufficient to overcome the negative presumption associated with historical cumulative operational losses.

Accordingly, as at December 31, 2010, notwithstanding the fact that the Company’s management projected a positive outlook from increased sales, cost reduction measures, and continued increases in the sale of new products with higher gross margins, the Company recognized no deferred tax assets related to its US jurisdictions and $33.9 million of deferred tax assets related to its Canadian jurisdictions. These underlying unused tax losses, tax credits and timing differences remain available, and the Company expects to use them to reduce taxable income in future periods. When these unrecognized deferred tax assets are used, or when all or a portion of the unrecognized deferred tax assets are recognized, if sooner, the Company will realize the related benefit in its earnings.

The following table presents the year of expiration of the Company’s operating losses carried forward as at December 31, 2010:

	Canada		United States
	Federal	Provincial
	$	$	$
2012			2.0
2014	1.5	1.5
2015	1.2	1.2
2018			4.6
2019			15.0
2020			11.9
2021			50.9
2022			33.9
2023			34.8
2024			9.1
2026	3.9	3.9	27.4
2027	5.3	5.3
2028	2.6	2.6	17.4
2029	11.4	11.4
2030	14.3	14.3	1.1

	40.2	40.2	208.1

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

13.3 Provisions and Other Non-Current Liabilities

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of one or more manufacturing facilities, and a provision for litigation and disputes, including those described in Note 13 to the annual audited consolidated financial statements as at and for the year ended December 31, 2010.

The reconciliation of the Company’s provisions as at December 31, 2010 is as follows:

	Restoration	Restructuring	Litigation	Total
	$	$	$	$
Balance, beginning of the year	1,814	1,335	859	4,008
Additional provisions		2,638		2,638
Amounts used		(1,260)		(1,260)
Unused amounts reversed			(663)	(663)
Foreign exchange	69	47	(63)	53

Balance, end of year	1,883	2,760	133	4,776

Amounted presented as current		2,760	133	2,893
Amount presented as non-current	1,883			1,883

Balance December 31, 2010	1,883	2,760	133	4,776

The restoration provision pertains to a lease at one of the operating facilities where the Company is obligated to restore the leased property to the same condition that existed at the time of the initial lease. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in this facility. Because the effect of the time value of money related to the restoration provision is not material, the expenditures expected to be required to settle the obligation have not been discounted. It is expected that the obligation will be settled in 2013, at the end of the term of the lease.

The restructuring provision relates to the closure of the Hawkesbury and Brantford manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs that are expected to be paid over the coming year.

The litigation provisions are related to various lawsuits and disputes against the Company. As the Company cannot predict if and when amounts will be paid, they are classified as current. The amount of this provision was revised during the year to reflect the progress of negotiations.

As of December 31, 2010 and January 1, 2010:

•	No reimbursements are expected to be received by the Company for any of the provided amounts.

•	There were no contingent assets at any of the financial statement reporting dates covered by these financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

13.4 Property, Plant and Equipment, Intangible Assets and Impairment Testing of Long-Lived Assets

Property, Plant and Equipment

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Manufacturing equipment under construction	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	3,900	81,008	519,172	68,732	2,855	3,427	679,094
Additions		243	6,702	208	11	1,909	9,073
Disposals		(1,473)	(4,836)	(19)	(149)	(605)	(7,082)
Reclass assets held for sale	(83)	(2,074)					(2,157)
Foreign exchange	(10)	665	4,387	438	2	74	5,556

Balance at December 31, 2010	3,807	78,369	525,425	69,359	2,719	4,805	684,484
Accumulated depreciation and impairments
Balance at January 1, 2010	535	46,184	319,055	59,223	2,719		427,716
Depreciation		2,583	26,551	5,675	34		34,843
Impairments	(225)	(609)	1,213	1	9		389
Disposals		(409)	(4,897)	(12)	(149)		(5,467)
Reclass assets held for sale		(1,485)					(1,485)
Foreign exchange		615	3,117	419	2		4,153

Balance at December 31, 2010	310	46,879	345,039	65,306	2,615		460,149

Net Carrying amount at December 31, 2010	3,497	31,490	180,386	4,053	104	4,805	224,335

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

Intangible Assets

	Distribution rights	Customer contracts	License agreements	Software	Total
	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	3,319	1,204			4,523
Additions – separately acquired			849	431	1,280
Disposals
Retirements
Foreign exchange	85	62			147

Balance at December 31, 2010	3,404	1,266	849	431	5,950
Accumulated depreciation and impairments
Balance at January 1, 2010	2,025	281			2,306
Depreciation	288	698	86	10	1,082
Impairments	186				186
Disposals
Retirements
Foreign exchange	18	14			32

Balance at December 31, 2010	2,517	993	86	10	3,606

Net Carrying amount at December 31, 2010	887	273	763	421	2,344

Impairment Testing on Property, Plant and Equipment and Intangible Assets

At the Transition Date and as at December 31, 2010, impairment tests were performed on those assets and groups of assets that had indications that they might be impaired, and on any software projects not yet in use. The software projects not yet in use are subject to an annual impairment test. These impairment tests were performed at a level of cash generating units (“CGU”) only as no individual assets independently generated cash flows. These CGU’s included property, plant and equipment and intangible assets.

Impairment tests performed at the date of transition resulted in a number of additional impairment charges. This occurred because under Previous GAAP, the impairment test is performed in two steps. In the first step, the projected cash flows associated with a CGU were cumulated and if they exceeded the carrying amount of the CGU’s assets, no further steps are taken. Under IFRS, an impairment loss is calculated as the excess of the carrying amount of the CGU over its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value-in-use. In these tests, the recoverable amount used was determined principally based on the value-in-use. The value-in-use is the present value of the future cash flows expected to be derived from the CGU. Accordingly, the discounted cash flows resulted in a lower value-in-use and additional impairment charges at the Transition Date.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS (Continued)

The amounts of additional impairment loss recognized and amounts of impairment loss reversed under IFRS are as follows:

	For the year ended December 31, 2010		At January 1, 2010 upon transition
Classes of assets impaired	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$
Land		225	(535)
Buildings		609	(1,836)
Manufacturing equipment	(1,213)		(11,821)
Furniture, office equipment and other	(9)		(22)
Computer equipment and software	(1)		(40)
Intangible assets - distribution rights	(186)		(1,334)

Total	(1,409)	834	(15,588)

The recoverable amount for all of the above situations was the value in use, except for the land and building at the Brantford manufacturing facility, where the recoverable amount as at December 31, 2010 was the fair value less costs to sell, as determined by an external evaluator in reference to an active market as part of the planning effort regarding the closure of that facility.

Impairment tests were performed on a number of facilities at the end of the reporting period based on the detection of possible indicators of impairment. For these situations, the recoverable amounts of the cash-generating units were determined based on their value-in-use, which in turn was based on a detailed three-year forecast, followed by an extrapolation of expected cash flows for the units’ remaining useful lives using the growth rates stated below. The growth rates reflect the long-term average growth rates for the product lines and industries of the cash-generating units. The following rates were used for the tests performed at the following dates:

	December 31, 2010	January 1, 2010
Growth rate used in projections	3.5% - 19%	3.5% - 19%
Discount rate used to compute the value in use	11.1%	14.5%

Management is not currently aware of any reasonable changes that would necessitate changes to the above key estimates.

14 - POST REPORTING EVENTS

No adjusting or significant non-adjusting events have occurred between the reporting date and the date of authorization.

15 - AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the three month period ended March 31, 2011 (including comparatives) were approved by the Board of Directors on May 10, 2011.